As filed with the Securities and Exchange Commission on May 15, 2024

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INCYTE CORPORATION
(Name of Subject Company (Issuer))
INCYTE CORPORATION
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)
45337C102
(CUSIP Number of Class of Securities)
Hervé Hoppenot
President and Chief Executive Officer
Incyte Corporation
1901 Augustine Cut-Off
Wilmington, Delaware 19803
(302) 498-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Stanton D. Wong Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Fransisco, California 94111 (415) 983-1000	Stephen C. Ashley Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, NY 10019-6131 (212) 858-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2024 (the “Schedule TO”), relating to the offer by Incyte Corporation, a Delaware corporation (the “Company”), to purchase up to $1.672 billion in value of its common stock, $.001 par value, at a price not greater than $60.00 per share nor less than $52.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
The purpose of this Amendment is to file corrected versions of Exhibits (a)(1)(B) and (a)(1)(C). Only those items amended are reported in this Amendment. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
ITEM 12.   EXHIBITS.
Exhibit Number	Description
(a)(1)(A)**	Offer to Purchase dated May 13, 2024.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guarantee Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release dated May 13, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on May 13, 2024).
(a)(5)(B)**	Summary Advertisement dated May 13, 2024.
(b)	Not Applicable.
(d)(1)
Incyte Corporation Amended and Restated 2010 Stock Incentive Plan, as amended on April 13, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 15, 2023).

(d)(2)
Form of Global Stock Option Agreement for Executive Officers under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).

(d)(3)
Form of Global Restricted Stock Unit Award Agreement under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).

(d)(4)
Form of Performance Share Award Agreement under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).

(d)(5)
Form of Nonstatutory Stock Option Agreement for Outside Directors under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(6)
Form of Restricted Stock Unit Award Agreement for Outside Directors under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).

Exhibit Number	Description
(d)(7)	Form of Indemnity Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 33 68138)).
(d)(8)	1997 Employee Stock Purchase Plan of Incyte Corporation, as amended on April 13, 2023 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 15, 2023).
(d)(9)	Form of Employment Agreement between the Company and Barry P. Flannelly (effective as of August 11, 2014), Christiana Stamoulis (effective as of February 11, 2019), Steven H. Stein (effective as of March 2, 2015), Vijay K. Iyengar (effective as of May 9, 2016), Pablo J. Cagnoni (effective as of June 7, 2023) and Sheila A. Denton (effective as of October 2, 2023) (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).
(d)(10)
Form of Amended and Restated Employment Agreement, effective as of April 18, 2012, between the Company and Paula J. Swain (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

(d)(11)
Offer of Employment Letter, dated December 14, 2018, from the Company to Christiana Stamoulis (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).

(d)(12)	Amended and Restated Employment Agreement between the Company and Hervé Hoppenot, dated as of October 25, 2019 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019).
(d)(13)
Offer of Employment Letter, dated April 21, 2023, from the Company to Pablo J. Cagnoni (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).

(d)(14)
Registration Rights Agreement, dated as of February 12, 2016, between the Company and 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015).

(d)(15)	Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-277043)).
(d)(16)
Form of Global Nonstatutory Stock Option Agreement for Executive Officers under the Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-277043)).

(d)(17)
Form of Global Restricted Stock Unit Agreement under the Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-277043)).

(d)(18)	Form of Performance Share Award Agreement under the Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference
(d)(19)
Stock Purchase Agreement, dated as of May 12, 2024, between the Company and the persons listed in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on May 13, 2024).

(g)	Not Applicable.
(h)	Not Applicable.
107**	Filing Fee Table.

*
Filed herewith

**
Filed previously

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INCYTE CORPORATION
Date: May 15, 2024	By:	/s/ Christiana Stamoulis Christiana Stamoulis Executive Vice President and Chief Financial Officer (Principal Financial Officer)